OMB APPROVAL
                                                     OMB Number:  3235-0145



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*



                        Pioneer Financial Services, Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                   723672 10 1
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


        1    NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Peter W. Nauert

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) ____

                                                                  (b) ____
            SEC USE ONLY


            CITIZENSHIP OR PLACE OF ORGANIZATION

            United States Citizen

                                  5  SOLE VOTING POWER    1,702,635
             Number of
             Shares
             Beneficially         6  SHARED VOTING POWER      0
             Owned By Each
             Reporting            7  SOLE DISPOSITIVE POWER    1,702,635
             Person With
                                  8  SHARED DISPOSITIVE POWER   0


        9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,702,635

       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*


       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                   16.5%
       12   TYPE OF REPORTING PERSON*

            IN


ITEM 1(A)      NAME OF ISSUER

               Pioneer Financial Services, Inc.

ITEM 1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               1750 East Golf Road
               Schaumburg, Illinois 60173

ITEM 2(A)      NAME OF PERSON FILING

               Peter W. Nauert

ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OF PIONEER LIFE AND PFS

               1750 East Golf Road
               Schaumburg, IL 60173

ITEM 2(C)      CITIZENSHIP

               United States

ITEM 2(D)      TITLE OF CLASS OF SECURITIES

               Common Stock, $1.00 par value per share

ITEM 2(E)      CUSIP NUMBER

               723672 10 1

ITEM 3         NOT APPLICABLE

ITEM 4         OWNERSHIP

               (a)  Amount Beneficially Owned:

                    As of December 31, 1995, the number of shares of the issuer's Common Stock beneficially owned by Peter W. Nauert was 1,702,635 shares.

               (b)  Percent of Class:

                    As of December 31, 1995, the percent of the class of the issuer's Common Stock beneficially owned by Peter W. Nauert was 16.5%.

               (c) The number of shares of the issuer's Common Stock as to which Peter W. Nauert has:

                    (i) Sole power to vote or to direct the vote is 1,702,635;

                    (ii)      Shares power to vote or to direct the vote is -0-;

                    (iii) Sole power to dispose or to direct the disposition is 1,702,635;

                    (iv)      Shared   power  to  dispose   or  to   direct  the
                              disposition is -0-.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not Applicable

ITEM 6         OWNERSHIP OR MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not Applicable

ITEM 7         IDENTIFICATION  AND   CLASSIFICATION  OF  THE   SUBSIDIARY  WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

               Not Applicable

ITEM 9         NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10        CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February  13, 1996.


                                   PIONEER FINANCIAL SERVICES, INC.

                                   /s/ Peter W. Nauert
                                   ________________________________
                                   PETER W. NAUERT, CEO & PRESIDENT



Attention:     Intentional misstatements or omissions of fact constitute Federal
               Criminal violations (See 18 U.S.C. 1001).